

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2014

Via E-mail
Keith R. Stewart
Chief Executive Officer
ValueVision Media, Inc.
6740 Shady Oak Road
Eden Prairie, MN 55344

> **Re: ValueVision Media, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 25, 2014**
> **File No. 000-20243**

Dear Mr. Stewart:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. As discussed by telephone on April 21, 2014, please advise us whether the investor presentations available on ValueVision's website and dated March 26 and April 9, 2014 constitute solicitations as defined under Rule 14a-1(l)(1)(iii).

2. We noticed that solicitation and voting will take place over the internet. To the extent any plans exist to disseminate the proxy statement electronically, please provide us with a brief analysis demonstrating, if true, that ValueVision will fully comply with the timing and other requirements specified in Exchange Act Rule 14a-16, or advise.

3. Please confirm no disclosure under Item 5(b)(1)(iii) is required to report any convictions in a criminal proceeding for any of the participants. While we recognize negative responses need not be disclosed in the proxy statement, the line item requires a statement as to "whether or not" any reportable proceeding occurred during the last ten years.

Proposal 1 – Election of Directors, page 6

4. We note your disclosure that "[a]ll of the Board's director nominees have consented to serve as a director, if elected." Please revise to additionally disclose whether your nominees have consented to be named in the proxy statement. See Rule 14a-4(d)(4).

5. We note that you have reserved the right to vote for substitute nominees "as selected by the Board." Please confirm that should you lawfully identify or nominate substitute nominees before the meeting, you will file revised proxy materials that: (1) identify the substitute nominees; (2) disclose whether such nominees have consented to being named in the revised proxy materials and to serve if elected; and (3) include such substitute nominees in Appendix A.

6. Please provide additional support for your assertion on page 9 that the Company has had continued success in "execution of its plan to bring value to all shareholders," including by elaborating upon the way(s) in which you have conferred value on shareholders.

7. We note the election of the Clinton Group's nominees to a majority of the Board seats would constitute a "change of control" for purposes of the revolving credit and security agreement. Disclose the impact, if any, of a change of control, as described, on any of ValueVision's obligations with respect to the director and executive officer compensation arrangements referenced in this proxy statement. Quantify the amount of compensation, if any, that could become due if the Clinton Group's nominees are elected to a majority of the board positions.

Board of Directors, Corporate Governance and Executive Officers, page 20

8. With respect to Messrs. Orr and Robinson, please revise your disclosure to describe more specifically their principal occupation and employment during the past five years, or clarify your disclosure by adding dates or the duration of employment. Please refer to Item 401(e) of Regulation S-K. To the extent that any nominee retired or was otherwise not employed during the past five years, please state so explicitly.

Information about Our Solicitation of Proxies and Related Expenses, page 30

9. We note that the participants may employ various methods to solicit proxies, including mail, advertisement, telephone, email, or in person. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please refer to Rules 14a-6(b) and (c) and confirm your understanding in this regard.

<u>Market Data Review, page 32</u>

10. We note that each executive officer's target total compensation in relation to comparably sized companies has been analyzed base on "published survey sources," and it appears that benchmarking may have occurred. It also does not appear that the specific surveys utilized or the comparable companies included in any such surveys have been identified. Please identify the surveys and the component companies or tell us why you believe you are not required to do so. Please refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance Disclosure Interpretations.

You may contact Jennifer Lopez, Staff Attorney, at (202) 551-3792, Lisa Kohl, Staff Attorney, at (202) 551-3252 or me, at (202) 551-3266 if you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Peter J. Ekberg
        Erik R. Daly
        Barnes & Thornburg LLP